Exhibit 99.2

U. DORI ENERGY INFRASTRUCTURE LTD

Condensed Statements of Financial Position as at September 30, 2022

	As at September 30		As at December 31
	2022	2021	2021
	Unaudited		Audited
	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	609	158	499
Trade and other receivables	266	683	-
	875	841	499
Non-current assets:
Investment in equity accounted investee	233,531	225,912	225,882
	234,406	226,753	226,381

Liabilities and Equity

Current liabilities:
Trade and other payables	1,157	440	204
Loans from shareholders**	64,631	55,866	57,345
	65,788	56,306	57,549
Equity:
Share capital	*	*	*
Share premium	105,116	105,116	105,116
Accumulated profit	63,502	65,331	63,716
	168,618	170,447	168,832
	234,406	226,753	226,381

* Represents an amount less than NIS 1 thousand
** Reclassified from non-current liabilities to current liabilities. Following the balance sheet date, U. Dori Energy Infrastructure Ltd. entered into loan agreements and capital notes agreements with its shareholders, effective December 31, 2022, which provide for the conversion of approximately NIS 44.6 million of the shareholders’ loans to capital notes, payable not less than 60 months after the date of their execution, with the remaining balance of shareholder’s loans (NIS 20 million), bearing an annual interest equal to the interest payable on Dorad Energy Ltd.’s senior debt plus 3%, with a repayment date of December 31, 2023.

                                   U. DORI ENERGY INFRASTRUCTURE LTD

Condensed Statements of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2022	2021	2022	2021	2021
	Unaudited		Unaudited		Audited
	NIS in thousands
General and administrative expenses	(1,339)	(2,184)	(774)	(644)	(2,590)
Operating loss	(1,339)	(2,184)	(774)	(644)	(2,590)
Financing expenses	(6,524)	(5,509)	(2,117)	(1,496)	(6,688)
Share of profits of equity accounted investee	7,649	7,004	9,612	9,461	6,974
Net profit (loss) for the period	(214)	(689)	6,721	7,321	(2,304)
Total comprehensive income (loss) for the period	(214)	(689)	6,721	7,321	(2,304)

                                   U. DORI ENERGY INFRASTRUCTURE LTD

Condensed Statements of Changes in Equity

	Share Capital	Share Premium	Accumulated profit	Total Equity
	NIS in thousands
Balance as at January 1, 2022 (Audited)	*	105,116	63,716	168,832
Tractions during the 9 months period ended September 30, 2022 (unaudited)
Total comprehensive loss	-	-	(214)	(214)
Balance as at September 30, 2022 (Unaudited)		105,116	63,502	168,618

Balance as at January 1, 2021 (Audited)	*	105,116	66,020	171,136
Tractions during the 9 months period ended September 30, 2021 (unaudited)
Total comprehensive loss	-	-	(689)	(689)
Balance as at September 30, 2021 (Unaudited)	*	105,116	65,331	170,447

Balance as at July 1, 2022 (Unaudited)	*	105,116	56,781	161,897
Tractions during the 3 months period ended September 30, 2022
Total comprehensive profit	-	-	6,721	6,721
Balance as at September 30, 2022 (Unaudited)	*	105,116	63,502	168,618

Balance as at July 1, 2021 (Unaudited)	*	105,116	58,010	163,126
Tractions during the 3 months period ended September 30, 2021
Total comprehensive profit	-	-	7,321	7,321
Balance as at September 30, 2021 (Unaudited)	*	105,116	65,331	170,447

Balance as at January 1, 2021 (Audited)	*	105,116	66,020	171,136
Tractions during the year period ended December 31, 2021
Total comprehensive loss	-	-	(2,304)	(2,304)
Balance as at December 31, 2021 (Audited)	*	105,116	63,716	168,832

*Represents an amount less than NIS 1 thousand

                                   U. DORI ENERGY INFRASTRUCTURE LTD

Condensed Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2022	2021	2022	2021	2021
	Unaudited		Unaudited		Audited
	NIS in thousands
Cash flows from operating activities
Net Profit (loss)	(214)	(689)	6,721	7,321	(2,304)

Adjustments needed to present cash flows from the company’s operations:
Adjustments to the Company’s profit and loss items:
Financing expenses	6,524	5,509	2,117	1,496	6,688
Company’s share of profits of equity accounted investee	(7,649)	(7,004)	(9,612)	(9,461)	(6,974)
	(1,125)	(1,495)	(7,495)	(7,965)	(286)
Changes in the assets and liabilities of the company:
Decrease (increase) in Trade and other receivables	(597)	(643)	4	530	40
Increase (decrease) in Trade and other payables	1,087	(571)	874	(838)	(807)
	490	(1,214)	878	(308)	(767)

Cash paid and received during the period for:
Interest paid	(528)	(6,868)	-	-	(6,868)
Net cash provided by (used for) operating activities	(1,377)	(10,266)	104	(952)	(10,225)

Cash flows from investing activities:
Dividend received from equity accounted investee	-	18,750	-	-	18,750
Net cash provided by investing activities	-	18,750	-	-	18,750

Cash flows from financing activities:
Loans from shareholders	1,487	2,300	400	400	2,600
Repayment of loans from shareholders	-	(11,132)	-	-	(11,132)
Net cash provided by (used by) financing activities	1,487	(8,832)	400	400	(8,532)

Increase (decrease) in cash and cash equivalents	110	(348)	504	(552)	(7)
Cash and cash equivalents at the beginning of the period	499	506	105	710	506
Cash and cash equivalents at the end of the period	609	158	609	158	499